SCRIPTEL HOLDING, INC.
AND GERALD S. JACOBS AND STANDARD ENERGY COMPANY
AGREEMENT TO FORBEAR COLLECTION

This agreement made this 30th day of April 1997, is between Gerald S. Jacobs (hereinafter referred to as Jacobs), Standard Energy Company, an Ohio corporation (hereinafter referred to as Standard), and Scriptel Holding, Inc., a Delaware corporation (hereinafter referred to as Scriptel), with respect to the debts owed by Scriptel to either or both of Jacobs and Standard as evidenced by the promissory notes from Scriptel and others as maker(s) to Jacobs and/or Standard as payee(s) as listed on Attachment "A" hereof (the "Notes"). This agreement is contingent upon, and shall become binding upon, completion of an initial funding of at least $275,000 by sources provided by DeWitt & Wolf Consultants, LLC.

For the consideration, and on the terms and conditions, herein stated, Jacobs and Standard hereby agree that, prior to December 31, 1998, they shall neither demand any payment from Scriptel on any of the Notes nor attempt any collection of the Notes against Scriptel or any of its assets unless:

a)  Scriptel ceases operation

b) Scriptel is moved against by the holder of the convertible debenture described in the Attachment "B" hereof (the "Debenture")

c) Legal action has been taken by a third party which seeks to attach or otherwise sell or liquidate assets of Scriptel in which event the secured parties may take appropriate action to protect their priority.

d)  Scriptel makes a filing or legal declaration of bankruptcy or insolvency.

e) Scriptel violates any State or Federal laws which Standard, Jacobs and the Debenture holders agree jeopardizes the value or priority of the collateral securing the Notes.

f) Standard and Jacobs agree with the Debenture holder that the collateral securing the Debenture is at risk.

g) The full amount of the Debenture is not timely funded on the timetable and terms agreed upon by the purchasers and Scriptel or final documents for the Debenture are not executed by June 30, 1997..

h) Any shareholder or creditor of Scriptel receives from Scriptel prior to the full-funding of the Debenture a debt conversion or equity-conversion right on more favorable terms than any right then held by either or both of Jacobs and Standard.

Further, the parties hereby agree that:

1) Scriptel will not pay any dividends or make any distributions to its shareholders while any balance of the Notes remains unpaid.

2) Standard and Jacobs will surrender all of their presently held warrants and options in consideration for being allowed to convert $250,000. of the amount due on the Notes into the Debenture, which will provide Standard and Jacobs a maximum of five percent (5%) of the outstanding shares of Scriptel immediately after a proposed 1 to 20 reverse stick split.

3) This Agreement shall not restrict Standard and/or Jacobs from taking any action whatsoever to collect the amounts due under the Notes from any of the Notes' co-obligors other than Scriptel and Scriptel Corporation.

AGREED:
/s/ B. H. Eckstein
    B. H. Eckstein, CEO
    Scriptel Holding, Inc.

AGREED:
/s/ Gerald S. Jacobs, Pres.
    Gerald S. Jacobs, President
    Standard Energy Company

AGREED:
/s/ Gerald S. Jacobs
    Gerald S. Jacobs

ATTACHMENT A

STANDARD ENERGY NOTES
NOTE no.     NOTE DATE        DUE PRINCIPLE
3            10/31/94          110,000.00
4            12/29/94          258,500.00
5            05/31/94          242,011.26
6            05/17/94          125,000.00
7            06/23/93           50,000.00
8            05/21/93           50,000.00
12           05/10/95          125,000.00
15           06/07/95          225,000.00
16           06/15/95           80,000.00
18           09/01/95          330,000.00
19           09/21/95          175,000.00
22           01/17/96          180,000.00
23           02/15/96           17,000.00
24           02/29/96          350,000.00
25           03/26/96          100,000.00

GERALD JACOBS NOTES
NOTE no.     NOTE DATE        PRINCIPLE DUE
3            02/01/93           75,000.00
4            04/29/93          100,000.00
5            10/20/95          200,000.00

ATTACHMENT B
SCRIPTEL HOLDING, INC.
FOUR MILLION TWO HUNDRED FIFTY THOUSAND DOLLAR 12 1/2%
NON-DILUTIVE CONVERTIBLE DEBENTURE TERMS

A) The Convertible Debenture shall be issued by Scriptel (the "Debenture") for not more than $4,250,000 in the aggregate, shall bear interest at the rate of 12 1/2% per annum, shall be payable no later than April 30, 1999, and shall be secured by a lien on the Patents and Patent rights owned by Scriptel including all royalties and other payments received thereon.

B) The Debenture will be convertible at $.10 per share on a non-dilutive basis. Scriptel will secure shareholder approval for a maximum of 1 for 20 reverse stock split. After the shareholder approved reverse stock split, the Debenture will be convertible at a price of $.20 per share. If any portion of the Debenture is converted prior to the shareholder approved reverse stock split, then after the reverse stock split the Debenture holders will be issued additional shares so that the price per share shall equal $.20 and the then outstanding shares represented by the Debenture shall be at least eighty-five percent of the outstanding shares.


Scriptel's major secured creditors, Gerald s. Jacobs ("Jacobs") and Standard Energy Company ("Standard"), have agreed to share the lien position with the Debenture holders on the following basis:

1) Subject to the terms and conditions of a separate agreement, Jacobs and Standard will forbear collection of their notes until December 31, 1998.

2) Two hundred fifty thousand dollars of the Debenture will be subscribed to by Standard and Jacobs, to be purchased at the same times and in proportion to the purchase of the $4,000,000 balance of the Debenture.

3) Standard and Jacobs agree that shares issued under the Debenture will be an investment under Rule 144 and the investment date will be the date of signing this agreement.

4) Any cash receipts or distributions pledged or received to liquidate either the secured debt or the Debenture will be distributed as follows:

  a. The first two million dollars will be distributed to Standard and/or Jacobs as reduction of the non-Debenture secured debt.

  b. All moneys after two million dollars will be shared prorata based on the outstanding debt amounts due under the Debenture and the secured debt to Standard Energy and Jacobs.

C) Scriptel will secure an extension from other Scriptel note holders of those note holders' date of maturity to December 31, 1998.

D)  Investor will fund $4,000,000 to Scriptel under the Debenture as follows:

1) Within two banking days of this agreement, the Investor will fund $150,000 to meet immediate needs and $125,000 for one month's operating expenses, for a total of $275,000.

2) Within ten banking days of this agreement, Investor will escrow an additional $125,000 for the performance of this agreement. These funds will be released to Scriptel at the completion of final documents by attorneys for Scriptel and Investor and any required approval by the S.E.C.

3) The balance of the funding by the Investor of $3,600,000 will be received in the form of a note payable from the Investor to Scriptel, with payment schedule to be determined no later than the completion of the final documents.

  a. Minimum monthly payment shall be the operating overhead cost.

  b. A proforma cash flow will be presented showing cash requirements, tooling and inventory build up needs.

E) The Debenture holders other than Standard and/or Jacobs shall have the right to appoint up to three directors to the Scriptel Holding, Inc. Board of Directors.

Date: 4/30, 1997

AGREED:
/s/ B. H. Eckstein
    B. H. Eckstein, CEO

AGREED:
/s/ Gerald S. Jacobs, Pres.
    Gerald S. Jacobs, President
    Standard Energy Company

AGREED:

    Investor

AGREED:
/s/ Gerald S. Jacobs
    Gerald S. Jacobs